UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

COSAN S.A.

Corporate Taxpayer ID (CNPJ): 50.746.577/0001-15

Company Registry (NIRE): 35.300.177.045

Publicly Held Company

MATERIAL FACT

COSAN S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan” or “Company”), in compliance with the provisions of CVM Resolution No. 44, of August 23, 2021, and in continuation of the Material Fact published on August 23, 2021, informs its shareholders and the market in general that:

Following the signing of the binding proposal for the acquisition of 100% of TUP Porto São Luis S.A. (“Port”), São Luís Port Company S.A.R.L., a company of China Communications Construction Company Limited group (“CCCC”), controlling shareholders of the Port celebrated the Share Purchase and Sale Agreement (“Share Sale Agreement”) signed with Cosan. The transaction remains subject to CCCC’s corporate approvals, as well as approvals by the competent Chinese authorities.

With the signing of the Share Sale Agreement and the approval of the Administrative Council for Economic Defense - CADE, the Company will proceed with the partial closing of the transaction, with the immediate acquisition of minority stake, representing 49% of the Port’s equity, and adherence to the Shareholders' Agreement entered into by the Company and the CCCC, which will remain in force until the total closing of the acquisition.

In addition, a Memorandum of Understanding for the construction of the Port, aimed at the flow of ore, was signed with Concremat and companies of the CCCC group. The definitive agreements for the construction of Porto São Luis are subject to the closing of the acquisition of 100% of the shares of Porto São Luis.

São Paulo, November 03, 2021.

Marcelo Eduardo Martins
Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 03, 2021

COSAN S.A.
By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins
Title: Chief Financial Officer